भारतीय स्टेट बैंक
State Bank of India

08002526

[बई - 400 021
nt, Central Office, State Bank Bhavan,
ai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 07.05.2008

Ref. No.: CO/S&B/SKT/2008/1296

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

MAY 13 2008
Washington, DC
104

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 16
CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS
PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDED ON 31ST MARCH, 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1277 dated the May 07, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

PROCESSED
MAY 20 2008
THOMSON REUTERS

dw 5/14

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date: 07-05-2008

Ref. No.:
CO/S&B/SKT/2008/1277

SEC Mail Processing Section
MAY 13 2008
Washington, DC
104

FILE NO. 82.4524

Dear Sir/Madam,

CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDED ON 31ST MARCH, 2008

We have to advise that the Register of shareholders of our Bank will be closed for transfer of shares for payment of dividend for 2007-08 from Monday, the 2nd June 2008 to Wednesday, the 11th June 2008, both days inclusive. The relevant particulars as required are furnished in the enclosure.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

FORMAT FOR THE INTIMATION OF BOOK CLOSURE/RECORD DATE

Date: 07-05-2008

Bombay Stock Exchange Ltd.,
MUMBAI

FILE NO. 82.4524

ATTN: CORPORATE RELATIONSHIP DEPARTMENT

NAME OF THE COMPANY : STATE BANK OF INDIA

Security Code	Type of Security & Paid-up value	Book Closure From To	Purpose
500112	Equity Shares Rs.631,47,03,760.00	02.06.2008 to 11.06.2008	Payment of dividend, declared at Bank's Central Board's meeting held on 2nd May 2008.

General Manager

भारतीय स्टेट बैंक S.B.I.
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
कारपोरेट केंद्र CORPORATE CENTRE

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 07.05.2008

Ref. No.:
CO/S&B/SKT/2008/ 1280

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC Mail Processing Section
MAY 19 2008
Washington, DC
104

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
53rd ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1275 dated the May 07, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of Notice dated the 1st April 2008.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
07-05-2008
Ref. No.:
CO/S&B/SKT/2008/1275

FILE NO. 82.4524

SEC
Mail Processing
Section
MAY 13 2008
Washington, DC
104

Dear Sir/Madam,

LISTING AGREEMENT
53rd ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

In terms of Clause 31(c) of the Listing Agreement we enclose three copies of the Notice dated the 1st April, 2008, issued by our Chairman informing our shareholders that the 53rd Annual General Meeting of the shareholders of the Bank will be held at "Y.B. Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021 (Maharashtra) on Wednesday, the 11th June, 2008 at 3.30 P.M.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक / S.B.I.
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
कारपोरेट केंद्र CORPORATE CENTRE

FILE NO. 82.4524

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI – 400 021.

NOTICE

The 53rd Annual General Meeting of the Shareholders of the State Bank of India will be held at the **"Y.B.Chavan Centre"**, General Jagannath Bhosale Marg, Nariman Point, Mumbai – 400 021 (Maharashtra) on Wednesday, the 11th June 2008 at 3.30 P.M. for transacting the following business :-

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2008 and the Auditors' Report on the Balance Sheet and Accounts."

Mumbai
Date: 01st April 2008

(O.P.BHATT)
CHAIRMAN

भारतीय स्टेट बैंक / S.B.I.
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
कारपोरेट केंद्र CORPORATE CENTRE

END